Exhibit No. (d)(6)

Exclusivity Agreement

CONFIDENTIAL

March 1, 2013

Mr. Noah Roy

Managing Director

Greenbriar Equity Group LLC

555 Theodore Fremd Avenue, Suite A-201

Rye, NY 10580

Dear Mr. Roy:

This letter agreement sets forth the terms upon which Greenbriar Equity Group LLC (“Parent”) agrees to enter into discussions regarding a potential acquisition by Parent of EDAC Technologies Corporation (“Company”) (the “Potential Transaction”), and certain related matters.

In consideration of the substantial amount of resources Parent will expend in evaluating and negotiating the terms of the Potential Transaction and of the covenants set forth below, Parent and Company agree as follows:

1.             Other Negotiations. Between the date hereof and 11:59 pm (eastern time) on March 17, 2013 or such earlier time and date as Parent and Company mutually agree to discontinue discussions of the Potential Transaction (the “Expiration Time”), the Company shall not, and shall cause its affiliates and their respective officers, directors, employees, attorneys, investment bankers, accountants, brokers, agents, advisors and other representatives (each of the foregoing, other than Company, a “Representative”) not to, take any action to solicit, initiate, seek or encourage any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any corporation, partnership, person or other entity or group (other than discussions with Parent) regarding a transaction that would be in lieu of the Potential Transaction, including, without limitation, any acquisition of Company, any merger, recapitalization, reorganization, consolidation, dissolution or other extraordinary transaction with or involving Company, any acquisition, transfer or assignment of any assets of Company, any exclusive license of the Company’s intellectual property, or any issuance, acquisition or transfer of the capital stock of Company (other than to employees in the ordinary course) (any of the foregoing, an “Alternative Transaction”). Company shall, and shall cause its Representatives to, (i) terminate all negotiations or discussions in progress with respect to any Alternative Transaction as of the date hereof, and (ii) terminate access by any third party, whether pursuant to an electronic data room or otherwise, to any non-public information regarding Company. In no event will Company accept or enter into any letter of intent, agreement in principle or other agreement concerning any Alternative Transaction prior to the Expiration Time. Company will promptly, and in any event within 24 hours, notify Parent regarding any contact by any third party regarding any offer, proposal or inquiry regarding any such acquisition of Company, including in any such notice the identity of the person making, and the material terms of, such proposal.

2.             Governing Law. This letter agreement shall be governed by the internal laws of the State of New York applicable to contracts wholly executed and performed therein.

3.             Specific Performance. Money damages would be both incalculable and an insufficient remedy for any breach of this letter agreement and any such breach would cause the non-breaching party irreparable harm. Accordingly, Parent and the Company agree that, in the event of any breach or threatened breach of this letter agreement, the non-breaching party, in addition to any other remedies at law or in equity it may have, shall be entitled to equitable relief, including injunctive relief and specific performance.

4.             General. The parties shall have no obligation to consummate the Potential Transaction, unless and until a definitive agreement is reached, and in such case shall be subject in all respects to the satisfaction of the conditions contained therein, and neither party hereto shall have any liability to the other if the parties fail for any reason to execute such a definitive agreement. This letter agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument. The existence and terms of this letter agreement shall be subject to the terms and conditions set forth in the confidentiality agreement, dated as of January 31, 2013, between Stifel, Nicolaus & Company, Incorporated on behalf of the Company and Parent.

Please contact Tom Murphy at (443) 224-1487 if you have any questions regarding the content of this letter agreement. Otherwise, please indicate the concurrence of Company with this letter agreement by executing one copy of it in the space provided below and emailing it to me at dpagano@edactechnologies.com. I look forward to the successful completion of the discussions contemplated by this letter agreement.

Sincerely,

/s/ Dominick Pagano

Dominick Pagano

Chief Executive Officer

EDAC Technologies Corporation

Accepted and Agreed as of the date set forth above:

Greenbriar Equity Group LLC

By:	/s/ Mr. Noah Roy
Mr. Noah Roy
Managing Director